CUSIP No. 152418109                                           Page 1 of 36 Pages

                       Securities and Exchange Commission
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)


                              CENTRAL BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                    152418109
                                 (CUSIP Number)

                              Mr. Phillip Goldberg
                                 Foley & Lardner
                             321 North Clark Street
                                   Suite 2800
                                Chicago, IL 60610
                                 (312) 832-4549
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 4, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 152418109                                           Page 2 of 36 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Financial Edge Fund, L.P.
---------- ---------------------------------------------------------------------
  2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3
             SEC USE ONLY
---------- ---------------------------------------------------------------------
  4
           SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
                               7
        NUMBER OF                     SOLE VOTING POWER
                                      0
         SHARES

      BENEFICIALLY          --------- ------------------------------------------
                               8
        OWNED BY                      SHARED VOTING POWER
                                      113,900
          EACH              --------- ------------------------------------------
                               9
        REPORTING                     SOLE DISPOSITIVE POWER
                                      0
         PERSON             --------- ------------------------------------------
                               10
          WITH                        SHARED DISPOSITIVE POWER
                                      113,900
---------- ---------------------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           113,900
---------- ---------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES                                           |X|
---------- ---------------------------------------------------------------------
13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           6.9%
---------- ---------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON
           PN
================================================================================

CUSIP No. 152418109                                           Page 3 of 36 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Financial Edge--Strategic Fund, L.P.
---------- ---------------------------------------------------------------------
  2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3
             SEC USE ONLY
---------- ---------------------------------------------------------------------
  4
           SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
                               7
        NUMBER OF                     SOLE VOTING POWER
                                      0
         SHARES

      BENEFICIALLY

        OWNED BY            --------- ------------------------------------------
                               8
          EACH                        SHARED VOTING POWER
                                      27,100
        REPORTING           --------- ------------------------------------------
                               9
         PERSON                       SOLE DISPOSITIVE POWER
                                      0
          WITH              --------- ------------------------------------------
                               10
                                      SHARED DISPOSITIVE POWER
                                      27,100
----------- --------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            27,100
----------- --------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            1.6%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 152418109                                           Page 4 of 36 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Goodbody/PL Capital, L.P.
---------- ---------------------------------------------------------------------
  2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3
             SEC USE ONLY
---------- ---------------------------------------------------------------------
  4
           SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
                               7
        NUMBER OF                     SOLE VOTING POWER
                                      0
         SHARES

      BENEFICIALLY

        OWNED BY            --------- ------------------------------------------
                               8
          EACH                        SHARED VOTING POWER
                                      12,168
        REPORTING           --------- ------------------------------------------
                               9
         PERSON                       SOLE DISPOSITIVE POWER
                                      0
          WITH              --------- ------------------------------------------
                               10
                                      SHARED DISPOSITIVE POWER
                                      12,168
----------- --------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            12,168
----------- --------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.7%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 152418109                                           Page 5 of 36 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           PL Capital, LLC
---------- ---------------------------------------------------------------------
  2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3
             SEC USE ONLY
---------- ---------------------------------------------------------------------
  4
           SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
                               7
        NUMBER OF                     SOLE VOTING POWER
                                      0
         SHARES

      BENEFICIALLY

        OWNED BY            --------- ------------------------------------------
                               8
          EACH                        SHARED VOTING POWER
                                      141,000
        REPORTING           --------- ------------------------------------------
                               9
         PERSON                       SOLE DISPOSITIVE POWER
                                      0
          WITH              --------- ------------------------------------------
                               10
                                      SHARED DISPOSITIVE POWER
                                      141,000
----------- --------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            141,000
----------- --------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8.5%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 152418109                                           Page 6 of 36 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Goodbody/PL Capital, LLC
---------- ---------------------------------------------------------------------
  2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3
             SEC USE ONLY
---------- ---------------------------------------------------------------------
  4
           SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
                               7
        NUMBER OF                     SOLE VOTING POWER
                                      0
         SHARES

      BENEFICIALLY

        OWNED BY            --------- ------------------------------------------
                               8
          EACH                        SHARED VOTING POWER
                                      12,168
        REPORTING           --------- ------------------------------------------
                               9
         PERSON                       SOLE DISPOSITIVE POWER
                                      0
          WITH             --------- ------------------------------------------
                               10
                                      SHARED DISPOSITIVE POWER
                                      12,168
----------- --------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            12,168
----------- --------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.7%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No. 152418109                                           Page 7 of 36 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           John Wm. Palmer
---------- ---------------------------------------------------------------------
  2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3
             SEC USE ONLY
---------- ---------------------------------------------------------------------
  4
           SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ------------------------------------------
                               7
        NUMBER OF                     SOLE VOTING POWER
                                      0
         SHARES

      BENEFICIALLY

        OWNED BY            --------- ------------------------------------------
                               8
          EACH                        SHARED VOTING POWER
                                      153,168
        REPORTING           --------- ------------------------------------------
                               9
         PERSON                       SOLE DISPOSITIVE POWER
                                      0
          WITH              --------- ------------------------------------------
                               10
                                      SHARED DISPOSITIVE POWER
                                      153,168
----------- --------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            153,168
----------- --------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          [ ]
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.3%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No. 152418109                                           Page 8 of 36 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Richard J. Lashley
---------- ---------------------------------------------------------------------
  2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3
             SEC USE ONLY
---------- ---------------------------------------------------------------------
  4
           SOURCE OF FUNDS

           AF, PF
---------- ---------------------------------------------------------------------
  5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ------------------------------------------
                               7
        NUMBER OF                     SOLE VOTING POWER
                                      600
         SHARES

      BENEFICIALLLY

        OWNED BY            --------- ------------------------------------------
                               8
          EACH                        SHARED VOTING POWER
                                      153,168
        REPORTING           --------- ------------------------------------------
                               9
         PERSON                       SOLE DISPOSITIVE POWER
                                      600
          WITH              --------- ------------------------------------------
                               10
                                      SHARED DISPOSITIVE POWER
                                      153,168
----------- --------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            153,168
----------- --------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          [ ]
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.3%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No. 152418109                                           Page 9 of 36 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Richard Fates
---------- ---------------------------------------------------------------------
  2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3
             SEC USE ONLY
---------- ---------------------------------------------------------------------
  4
           SOURCE OF FUNDS

           PF
---------- ---------------------------------------------------------------------
  5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]
---------- ---------------------------------------------------------------------
  6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------- --------- ------------------------------------------
                               7
        NUMBER OF                     SOLE VOTING POWER
                                      500
         SHARES

      BENEFICIALLY

        OWNED BY            --------- ------------------------------------------
                               8
          EACH                        SHARED VOTING POWER

        REPORTING           --------- ------------------------------------------
                               9
         PERSON                       SOLE DISPOSITIVE POWER
                                      500
          WITH              --------- ------------------------------------------
                               10
                                      SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            500
----------- --------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            <0.1%
----------- --------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No. 152418109                                          Page 10 of 36 Pages

Item 1. Security and Issuer

     This Schedule 13D is being filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"); PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic ("PL Capital"); Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP"); Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP ("Goodbody/PL LLC"); John W. Palmer and Richard J. Lashley, Managing Members of PL Capital and Goodbody/PL LLC; and Richard Fates. All of the filers of this Schedule 13D are collectively the "Group."

     This Schedule 13D relates to the common stock ("Common Stock") of Central Bancorp, Inc. (the "Company" or "Central Bancorp"). The address of the principal executive offices of the Company is 399 Highland Avenue, Somerville, MA 02144. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2. Identity and Background

     (a)-(c) This statement is filed by Mr. John Palmer, Mr. Richard Lashley and Mr. Richard Fates, with respect to the shares of Common Stock beneficially owned by them, as follows:

     (1) shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

     (2) shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP; and

     (3) shares of Common Stock held by Mr. Lashley and Mr. Fates, as individuals.

     The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The principal employment of Messrs. Palmer and Lashley is investment management.

     The business address of Mr. Fates is BayState Financial Services, Six Kimball Lane, Lynnfield, MA 01940. The principal employment of Mr. Fates is financial planning. He was formerly the Regional President, Fleet/Bank Boston, Central Massachusetts Region.

     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 152418109                                          Page 11 of 36 Pages


     (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     In aggregate, the Group owns 154,268 shares, equal to 9.3% of the Common Stock of the Company.

     The amount of funds expended by Financial Edge Fund to acquire the 113,900 shares of Common Stock it holds in its name is $2,550,647. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding against the Common Stock holding.

     The amount of funds expended by Financial Edge Strategic to acquire the 27,100 shares of Common Stock it holds in its name is $621,611. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from Bear Stearns, extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding against the Common Stock holding.

     The amount of funds expended by Goodbody/PL LP to acquire the 12,168 shares of Common Stock it holds in its name is $254,324. Such funds were provided in part from Goodbody/PL LP's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding against the Common Stock holding.

     The amount of funds expended by Mr. Lashley to acquire the 600 shares of Common Stock he holds in his name is $15,250. Such funds were provided from Mr. Lashley's personal funds.

     The amount of funds expended by Mr. Fates to acquire the 500 shares of Common Stock he holds in his name is $12,947. Such funds were provided from Mr. Fates' personal funds.

     All purchases or sales of Common Stock made by members of the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

CUSIP No. 152418109                                          Page 12 of 36 Pages

Item 4. Purpose of Transaction

     The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

     Members of the Group believe the Company's stock is undervalued, relative to its underlying franchise value, due in part to the Company's: (1) small market capitalization and illiquid stock; (2) infrequent use of stock buybacks;
(3) high efficiency ratio; and (4) below average return on equity. Members of the Group are concerned that Central Bancorp's stock price will remain permanently undervalued, relative to its franchise value, even if the factors noted above are addressed, because they believe the Company faces diminished prospects as a small thrift operating in a highly competitive market area.

     Despite Group members' concerns about Central Bancorp's long term prospects as an independent company, members of the Group believe that the Company is located in a highly desirable market area (metropolitan Boston) that is populated with larger and more profitable financial services organizations, some of which may be interested in acquiring the Company. Therefore, members of the Group believe that the optimal way to maximize the value of the Company's franchise, and dramatically increase shareholder value, is for the Board of Directors of Central Bancorp to pursue a sale of the Company to a larger financial services organization.

     Members of the Group note that there has been a recent increase in merger activity in the Boston metropolitan area. For example, on December 19, 2002, Bay State Bancorp (symbol: BYS) a Boston area thrift, announced it was being acquired by Seacoast Financial. The acquisition price equated to approximately 213% of Bay State's book value, 17x earnings and a 18% deposit premium. In June 2002, Medford Bancorp (ticker symbol: MDBK), a $1.4 billion asset thrift, announced it was being acquired by Citizens Financial. The announced cash acquisition price equated to approximately 250% of Medford's tangible book value, 18x earnings and a 14% deposit premium (see also Exhibit 9 to this Schedule 13D). On April 10, 2002, Massachusetts Fincorp (ticker symbol: MAFN), a $125 million asset thrift, announced that it was being acquired by Abington Bancorp for $28.00 in cash. That acquisition price equals approximately 160% of MAFN's tangible book value, 20x earnings and a 5% deposit premium. On February 27, 2002, Banknorth Group, a regional bank with operations in the Boston area, announced the acquisition of Ipswich Bancshares (ticker symbol: IPSW), a $320 million asset thrift based in Boston, for approximately 260% of book value, 15x earnings and 11% premium to deposits. Based upon that, and other recent merger transaction multiples, and PL Capital's understanding of the market area and the Company, it is the opinion of members of the Group that the Company could garner a takeover premium that would be attractive to shareholders and exceed any realistically attainable value that the Company might produce by remaining independent.

     On July 26, 2001, the CEO of the Company, John Doherty, agreed to meet with the principals of PL Capital at a mutually agreeable date in the near future. As of the filing date of this Schedule 13D, Mr. Doherty and the Board of the Company, other than Mr. Fates (a member of the Group) and Mr. Garrett Goodbody (formerly a member of the Group and

CUSIP No. 152418109                                          Page 13 of 36 Pages


formerly a Managing Member of Goodbody/PL LLC), have refused to meet with members of the Group.

     On July 31, 2001, the Group sent a letter to Mr. Doherty, a copy of which is attached as Exhibit 2. The Group's letter responded to a press release issued by the Company on July 26, 2001 and to public statements made by members of the Company to various news services. The letter discussed the Group's concern about what it believes to be various false and misleading statements contained in the Company's press release and called upon the Company to retract the Press Release, among other things. The Group's letter also called upon the Board members who currently serve as Trustees of the Company's ESOP to resign, in light of the assertions made in the Company's July 26th press release.

     On October 25, 2001, members of the Group sent a letter expressing their concerns about the financial results of the Company to Mr. Doherty, a copy of which is attached as Exhibit 3.

     On February 7, 2002 members of the PL Capital Group sent Mr. John Doherty, CEO of the Company and Mr. Joseph Doherty, Chairman of the Company (together, the "Doherty Group"), a letter, a copy of which is attached as Exhibit 4. The letter called upon John and Joseph Doherty to meet their public reporting obligations under the laws and regulations of the Securities and Exchange Commission (the "SEC"), by filing a Schedule 13D disclosing that: (1) the Dohertys are a group acting in concert with respect to their collective ownership of Central Bancorp and (2) the Doherty Group has an intention to acquire up to 20% of the Common Stock of the Company. The letter stated that the PL Capital Group intended to pursue legal action against the Dohertys if they did not properly file a Schedule 13D with the SEC. A copy of the letter was also provided to the corporate Secretary and outside members of the Company's Board of Directors so that they might evaluate the consequences of the Dohertys' actions on the Company.

     On February 22, 2002, members of the PL Capital Group sent the Doherty Group a letter, a copy of which is attached as Exhibit 5. The letter reiterated the PL Capital Group's earlier demand that the members of the Doherty Group meet their public reporting obligations and file a Schedule 13D disclosing matters previously not disclosed. On February 25, 2002, the Doherty Group filed an initial Schedule 13D disclosing the matters referred to in the letter sent by the PL Capital Group.

     On March 1, 2002, Richard Lashley sent a letter demanding access to and copies of the list of stockholders and certain other stockholder materials of the Company. A copy of that letter is attached as Exhibit 6. Certain of such materials were provided by the Company to Mr. Lashley on May 2, 2002. On May 22, 2002, Richard Lashley sent a letter to the Company requesting certain materials that were not provided. A copy of that letter is attached as Exhibit 7.

     On June 6, 2002, Mr. Lashley sent a letter to the Company notifying the Company of his intent to nominate Mr. Goodbody and Mr. Fates for election to the Company's Board of Directors at the next Annual Meeting of the Company, presently scheduled for September 30, 2002. A copy of that letter is attached as
Exhibit 8.

CUSIP No. 152418109                                          Page 14 of 36 Pages

     On June 14, 2002, Mr. Lashley sent a letter to the Company regarding opportunities to maximize shareholder value. A copy of that letter is attached as Exhibit 9. On July 12, 2002, the Group sent a letter to shareholders of the Company, stating the Group's intent to nominate Mr. Goodbody and Mr. Fates for election to the Board of Directors at the next Annual Meeting of the Company and urging shareholders to review the Group's proxy materials when they are received. A copy of that letter is attached as Exhibit 10.

     On October 1, 2002, following the convening of the Annual Meeting on September 30, 2002, Mr. Lashley and PL Capital filed a lawsuit against the Company and against each director of the Company. A copy of the complaint in that lawsuit is attached as Exhibit 11. The lawsuit was dismissed on December 12, 2002; Mr. Lashley and PL Capital believe that the lawsuit may be refiled and are pursuing options related to refiling.

     On October 25, 2002, the Company issued a press release announcing the final results of the election of directors at the Annual Meeting. The Company announced that shareholders had elected the PL Capital Group's nominees, Mr. Goodbody and Mr. Fates, to the Company's board of directors, and that two of the Company nominees, Messrs. Gilgun and Santini, were defeated. In a November 7, 2002 press release, Central Bancorp announced that the Company's board elected Messrs. Santini and Gilgun, the two nominees of the Company that Messrs. Goodbody and Fates had just defeated in the Central Bancorp election, to the board of Central Co-Operative Bank, the principal operating subsidiary of the Company. Messrs. Goodbody and Fates were not elected to the board of Central Co-Operative Bank.

     On January 16, 2003, Mr. Lashley and PL Capital sent a letter to the Board of Directors of the Company, demanding that the Board of Directors take prompt remedial action to appoint Messrs. Goodbody and Fates to the board of directors of Central Co-Operative Bank and correct the wrongdoing detailed in Counts II-IV of the attached amended complaint. A copy of the shareholder derivative demand letter is attached as Exhibit 12.

     On January 28, 2003, Central filed a complaint in the Federal District Court of Massachusetts against PL Capital and others. On January 31, 2003, PL Capital filed a complaint in Superior Court of the Commonwealth of Massachusetts against Central Bancorp and certain of its directors and Central Bancorp amended its complaint in Massachusetts Federal District Court. The Superior Court of the Commonwealth of Massachusetts granted PL Capital and others preliminary injunctive relief on February 3, 2003 preventing Central Bancorp from taking certain action. The Massachusetts Federal District Court entered an order setting a trial date in May, 2003 and extending the preliminary injunction granted by the State Court in favor of PL Capital and others until a decision on the merits by the Federal Court. On February 19, 2003, PL Capital responded to Central Bancorp's amended complaint and filed a counterclaim.

     On May 2, 2003, Mr. Garrett Goodbody, formerly a member of the Group, formerly a managing Member of Goodbody/PL LLC and formerly a Director of the Company, passed away.

     On May 14, 2003, Mr. Lashley and PL Capital sent a letter to the Board of Directors of the Company, requesting that the vacancy on the Board of Directors created by the

CUSIP No. 152418109                                          Page 15 of 36 Pages

unfortunate death of Mr. Garrett Goodbody be filled by Mr. Richard Lashley for the remainder of the term that Mr. Goodbody would otherwise have served as a Director of the Company. A copy of the May 14, 2003 letter to the Board of Directors is attached as Exhibit 13.

     On July 2, 2003, Richard Lashley sent a letter to the Company demanding access to and copies of the list of stockholders and certain other stockholder materials of the Company. A copy of that letter is attached as Exhibit 14.

     On August 4, 2003, PL Capital and Central Bancorp dismissed all pending litigation against each other and settled all matters pursuant to a settlement agreement. A copy of that settlement agreement is attached as Exhibit 15.

     Members of the Group may make further purchases or sales of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Members of the Group may also, among other things, contact potential acquirers of the Company to encourage them to pursue merger discussions with the Company. To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Company

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,662,433, reported as the number of outstanding shares as of February 12, 2003, on the Company's Form 10-Q filed February 14, 2003. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq, except as otherwise stated.

(A)  Financial Edge Fund

     (a)-(b) See cover page.

     (c) Financial Edge Fund has made no purchases or sales of Common Stock in the last 60 days.

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

CUSIP No. 152418109                                          Page 16 of 36 Pages

(B)  Financial Edge Strategic

     (a)-(b) See cover page.

     (c) Financial Edge Strategic has made no purchases or sales of Common Stock in the last 60 days.

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)  Goodbody/PL LP

     (a)-(b) See cover page.

     (c) Goodbody/PL LP has made no purchases or sales of Common Stock in the last 60 days.

     (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)  PL Capital

     (a)-(b) See cover page.

     (c)  PL Capital has made no purchases or sales of Common Stock directly.

     (d) PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(E)  Goodbody/PL LLC

     (a)-(b) See cover page.

     (c) Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

CUSIP No. 152418109                                          Page 17 of 36 Pages

     (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(F)  Mr. John Palmer

     (a)-(b) See cover page.

     (c)  Mr. Palmer has made no purchases or sales of Common Stock directly.

(G)  Mr. Richard Lashley

     (a)-(b) See cover page.

     (c) Mr. Lashley has made no purchases or sales of Common Stock in the last 60 days.


(H)  Mr. Richard Fates

     (a)-(b) See cover page.

     (c) Mr. Fates has made no purchases or sales of Common Stock in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Financial Edge Fund has agreed to indemnify Mr. Fates for all costs and expenses arising out of or related to his nomination for election as a director of Central Bancorp. With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

No.       Description
1         Joint Filing Agreement.*

CUSIP No. 152418109                                          Page 18 of 36 Pages

2         Letter from The PL Capital Group to the Company, dated July 31, 2001.*
3         Letter from The PL Capital Group to the Company, dated October 25,
          2001.*
4 Letter from The PL Capital Group to John Doherty and Joseph Doherty, dated February 7, 2002.*
5         Letter from The PL Capital Group to John Doherty, Joseph
          Doherty and the Joseph Doherty Family Limited Partnership,
          dated February 22, 2002.*
6 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated March 1, 2002.*
7 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated May 22, 2002.*
8 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated June 6, 2002.*
9         Letter from Richard J. Lashley to the Company, dated June 14, 2002.*
10 Letter from The PL Capital Group to shareholders of the Company, dated July 11, 2002.*
11 Complaint filed in the District of Massachusetts federal court on October 1, 2002.*
12 Shareholder Derivative Demand Letter from Richard Lashley and PL Capital to the Company's Board of Directors, dated January 16, 2003.*
13 Letter from Mr. Lashley and PL Capital to the Board of Directors of the Company, dated May 14, 2003.*
14 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated July 2, 2003.*
15 Settlement Agreement by and between The PL Capital Group and the Company, dated August 4, 2003.
______________
*Filed with an earlier-filed version of this Schedule 13D.

CUSIP No. 152418109                                          Page 19 of 36 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 4, 2003

                           FINANCIAL EDGE FUND, L.P.

                           By:      PL CAPITAL, LLC
                                    General Partner

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member


                           FINANCIAL EDGE-STRATEGIC FUND, L.P.

                           By:      PL CAPITAL, LLC
                                    General Partner

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member


                           PL CAPITAL, LLC

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member


                           GOODBODY/PL CAPITAL, L.P.

                           By:      GOODBODY/PL CAPITAL, LLC
                                    General Partner

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member

CUSIP No. 152418109                                          Page 20 of 36 Pages

                           GOODBODY/PL CAPITAL, LLC

                           By:      /s/ John Palmer   /s/ Richard Lashley
                                    John Palmer       Richard Lashley
                                    Managing Member   Managing Member


By:      /s/ John Palmer
          John Palmer


By:      /s/ Richard Lashley
          Richard Lashley


By:      /s/ Richard Fates
          Richard Fates

CUSIP No. 152418109                                          Page 21 of 36 Pages
                                                                      EXHIBIT 15



                                    AGREEMENT


     This Agreement is made by and between Central Bancorp, Inc. ("Central Bancorp"), Nancy D. Neri, Gregory W. Boulos, Paul E. Bulman, John D. Doherty, Joseph R. Doherty, Terence D. Kenney, James F. Linnehan, Marat E. Santini, John
F. Gilgun, Jr., The Joseph R. Doherty Family Limited Partnership, L.P., the Central Cooperative Bank Employee Stock Ownership Plan Trust and Central Cooperative Bank (collectively, the "Central Bancorp Parties"), and PL Capital, LLC, Financial Edge Fund, L.P., Financial-Edge Strategic Fund, L.P., Goodbody/PL Capital, L.P., Goodbody/PL Capital, LLC ("PL Capital"), Richard Lashley, John W. Palmer, Richard J. Fates, the Estate of GARRETT GOODBODY (collectively, the "PL Capital Parties") on behalf of themselves and their respective affiliates (the Central Bancorp Parties and the PL Capital Parties together, collectively, the "Parties"). The Parties agree that they have entered into this Agreement in order to avoid the expense and inconvenience of continued litigation captioned Lashley, et al. v. Central Bancorp, Inc., et al., Civ. No. 02-11931-EFH (D. Mass.); Central Bancorp, Inc., et al. v. PL Capital, LLC, et al., Civ. No. 03-10179-EFH (D. Mass.); Seidman, et al. v. Central Bancorp, Inc., et al., CIV. NO. 03-0547-BLS (Mass. Super. Ct.); PL Capital, LLC, et al. v. Central Bancorp, Inc., et al., Civ. No. 03-0554-BLS (Mass. Super. Ct.); Central Bancorp, Inc., et al. v. PL Capital, LLC, et al., Civ. No. 03-2287-BLS (Mass. Super. Ct.); and Central Bancorp, Inc., et al. v. PL Capital, LLC, et al., Civ. No. 03-3585-BLS (Mass. Super. Ct.) (the "Litigation") and without admitting any liability. In consideration of the covenants, promises and undertakings set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

     1. Board Expansion and Membership.

     Upon the execution of this Agreement, the board of directors of Central Bancorp will be expanded from its present eight member size to ten members, and Richard Lashley will be elected director of Central Bancorp to serve the remaining term of Terence D. Kenney who is retiring as a director. Mr. Lashley will, therefore, be added to the Company's slate of directors nominated for election to a three-year term to be voted upon at this year's annual meeting dated September 30, 2003, or any adjournment or postponement thereof. At all times from and after the date of this Agreement, Central Bancorp's board will also appoint, at its sole discretion, all other persons to fill remaining director positions or vacancies on the ten member Central Bancorp board of directors. Messrs. Lashley and Fates shall receive the normal compensation and benefits paid to directors of Central Bancorp and Central Cooperative Bank while they serve as directors thereof.

     Upon the execution of this Agreement, the board of directors of Central Cooperative Bank will be expanded to ten members, Messrs. Richard Fates and Richard Lashley will be elected as two of those members and the board of Central Bancorp, at its sole discretion, will elect such other persons to fill remaining positions or vacancies on that board as it deems fit.

CUSIP No. 152418109                                          Page 22 of 36 Pages

     2. Standstill.

     The PL Capital Parties each agree that, for so long as Richard Fates and/or Richard Lashley (or, in the event of death, disability or resignation of either of them, a substitute nominee of PL Capital whose substitution shall be subject to the approval of the Central Bancorp Board of Directors, such approval not to be unreasonably withheld) remains a director of Central Bancorp or Central Cooperative Bank or PL Capital beneficially owns 5 percent or more of the outstanding Central Bancorp shares (based on the 1,663,133 shares outstanding at the date of execution of this Agreement), after the date hereof (the "Standstill Period"), they and their affiliates or associates (as defined in Rule 12b-2 promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") will not (and they will not assist or encourage others to), directly or indirectly, in any manner, without prior written approval of the Board of Directors of Central Bancorp:

          (i) acquire, offer to acquire, solicit an offer to sell or agree to acquire, directly or indirectly, alone or in concert with others, by purchase, gift or otherwise, any direct or indirect beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) or any direct or indirect interest in any securities or direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for (collectively, an "Acquisition"), any securities of Central Bancorp ("Securities"), provided that PL Capital may sell shares without the prior approval of the Board of Directors of Central Bancorp subject to the Right of First Refusal in Paragraph 8 of this Agreement;

          (ii) make, or in any way participate in, directly or indirectly, alone or in concert with others, any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission promulgated pursuant to Section 14 of the Exchange Act) or seek to advise or influence in any manner whatsoever any person with respect to the voting of any voting securities of Central Bancorp, except pursuant to Central Bancorp's publication of its proxy statement;

          (iii) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of Central Bancorp;

          (iv) acquire, offer to acquire or agree to acquire, directly or indirectly, alone or in concert with others, by purchase, exchange or otherwise, (a) any of the assets, tangible and intangible, of Central Bancorp or (b) direct or indirect rights, warrants or options to acquire any assets of Central Bancorp;

          (v) arrange, or in any way participate, directly or indirectly, in any financing (except for margin loan financing for shares presently beneficially owned) for the purchase of any securities or securities convertible or exchangeable into or exercisable for any securities or assets of Central Bancorp;

          (vi) otherwise act, alone or in concert with others (except in their expressing views as directors at meetings of the board of directors or a committee of the board of directors of Central Bancorp or Central Cooperative Bank), to seek to offer to Central

CUSIP No. 152418109                                          Page 23 of 36 Pages

     Bancorp or any of its stockholders any business combination, restructuring, recapitalization or similar transaction to or with Central Bancorp or otherwise seek, alone or in concert with others to control or change the management, board of directors or policies of Central Bancorp or nominate any person as a director of Central Bancorp who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the stockholders of Central Bancorp; or

          (vii) announce an intention to do, or enter into any arrangement or understanding with others to do, any of the actions restricted or prohibited under clauses (i) through (vi) of this Paragraph 2, or publicly announce or disclose any request to be excused from any of the foregoing obligations of this Paragraph 2; and

At the September 30, 2003 Central Bancorp annual meeting, PL Capital agrees to vote the 154,268 shares it presently beneficially owns in favor of the nominees for election or reelection as director of Central Bancorp selected by the board of directors of Central Bancorp and otherwise to support such director candidates, and to vote against the election of any candidates not so nominated by the board of directors of Central Bancorp. Thereafter, during the Standstill Period, the PL Capital Parties agree to vote all shares they or any of them beneficially own of Central Bancorp in favor of the nominees for election or re-election as director of Central Bancorp selected by the board of directors of Central Bancorp and agree otherwise to support such director candidates, and agree to vote against the election of any candidates not so nominated by the board of directors of Central Bancorp.

     3. Re-nomination.

     The board of directors of Central Bancorp agrees to renominate each of Richard Fates and Richard Lashley (or, in the event of death, disability or resignation of either of them, a substitute nominee of PL Capital whose substitution shall be subject to the approval of the Central Bancorp Board of Directors, such approval not to be unreasonably withheld) as a director of Central Bancorp and to re-elect each of them as a director of Central Cooperative Bank so long as (i) he does not seasonably give Notice (as defined herein) that he does not seek such renomination or reelection at the time of such occurrence and (ii) PL Capital beneficially owns 5 percent or more of Central Bancorp's outstanding shares.

     4. Feldman Financial Advisors.

     With respect to Trent R. Feldman and Feldman Financial Advisors, Inc., the PL Capital Parties agree that Central Bancorp's board of directors, or a committee thereof, may from time to time engage Feldman Financial Advisors, Inc. and/or Trent R. Feldman as financial advisor without objection of any of the PL Capital Parties, and Messrs. Fates and Lashley may express their views thereon as directors at meetings of the board of directors or a committee of the board of directors of Central Bancorp or Central Cooperative Bank.

     5. ESOP.

     The Central Cooperative Bank Employee Stock Ownership Plan ("ESOP") may use its present $1,941,797.40 loan authorization from Central Bancorp to acquire shares from

CUSIP No. 152418109                                          Page 24 of 36 Pages

any of the PL Capital Parties pursuant to the Right of First Refusal granted by Paragraph 8 of this Agreement or to acquire shares sold by former employees or retirees of Central Bancorp or Central Cooperative Bank to maintain the ESOP's present level of ownership as a percentage of the outstanding Central Bancorp shares (in addition to participants' reinvestment of dividends). Other than the ESOP purchasing PL Capital shares or purchasing shares sold by former employees or retirees (and participants' reinvestment of dividends), during the next two years, the ESOP will not acquire additional Central Bancorp shares, unless the PL Capital Parties' beneficial ownership of Central Bancorp shares becomes less than 5 percent of the outstanding Central Bancorp shares (based on the 1,663,133 shares outstanding at the date of execution of this Agreement).

     6. Non-Disparagement.

     During the Standstill Period, the PL Capital Parties agree not to disparage any of the Central Bancorp Parties or any officers, directors (including director nominees) or employees of Central Bancorp or Central Cooperative Bank in any public forum, and the Central Bancorp Parties agree not to disparage any of the PL Capital Parties or any officers or employees of PL Capital in any public forum.

     7. PL Capital Nominees.

     Provided the respective boards of directors are expanded to ten members each and Richard Lashley is appointed to the boards of directors of Central Bancorp and he and Richard Fates are appointed to the board of directors of Central Cooperative Bank and renominated as provided in this Agreement, pursuant to this Agreement, the PL Capital Parties agree not to nominate any other candidate for director of either entity at any time (except, in the event of death, disability or resignation of either of them, a substitute nominee of PL Capital whose substitution shall be subject to the approval of the Central Bancorp Board of Directors, such approval not to be unreasonably withheld).

     8. Right of First Refusal.

     The PL Capital Parties, and each of them, hereby grant an irrevocable Right of First Refusal to Central Bancorp to purchase at the then prevailing market price on the date of exercise, any or all shares of Central Bancorp stock beneficially owned by any of the PL Capital Parties. Such Right of First Refusal shall be exercised in the following manner: the PL Capital Party intending to sell any such shares shall provide Notice (as defined herein) to Central Bancorp of intent to sell together with the quantity of shares to be sold. Central Bancorp shall have two business days to give Notice (as defined herein) to such PL Capital Party of its intent to exercise its Right of First Refusal to acquire such shares. If Central Bancorp gives timely Notice of its intent to exercise such Right of First Refusal with respect to such shares, then it shall have five business days to tender the Exercise Price as defined herein) for such shares to the selling PL Capital Party, and that PL Capital Party shall then convey title to such shares to Central Bancorp or its designee. The Exercise Price shall be the volume-weighted average price as derived from Bloomberg for the five trading days prior to the date on which such PL Capital Party gave Notice. Failure of Central Bancorp to give timely Notice to such selling PL Capital Party will excuse PL Capital from any obligation with respect to those shares so long as that

CUSIP No. 152418109                                          Page 25 of 36 Pages

PL Capital Party sells such shares within 30 days of the date on which that PL Capital Party gave its Notice of its intent to sell shares, but will not affect Central Bancorp's Right of First Refusal with respect to any other shares beneficially owned by that or any other PL Capital Party which were not the subject of the PL Capital Party's Notice of its intent to sell shares.

     9. Release of the Central Bancorp Parties.

     Except for the rights and obligations expressly created or reserved by this Agreement, each of the PL Capital Parties hereby releases, acquits and forever discharges each of the Central Bancorp Parties from any and all causes of action, claims, damages, costs and/or attorneys' fees from the beginning of time to the present, known or unknown, that any of the PL Capital Parties ever had, now has or hereafter may acquire against any of the Central Bancorp Parties that were asserted or could have been asserted in the Litigation.

     10. Release of the PL Capital Parties.

     Except for the rights and obligations expressly created or reserved by this Agreement, each of the Central Bancorp Parties hereby releases, acquits and forever discharges each of the PL Capital Parties from any and all causes of action, claims, damages, costs and/or attorneys' fees from the beginning of time to the present, known or unknown, that any of the Central Bancorp Parties ever had, now has or hereafter may acquire against any of the PL Capital Parties that were asserted or could have been asserted in the Litigation.

     11. Notice of Dismissal.

     Immediately upon delivery of the executed Agreement, counsel for the Central Bancorp Parties shall execute a Notice of Voluntary Dismissal With Prejudice, without costs or attorneys' fees, in the form attached as Exhibit A hereto (the "Notice of Dismissal"), and file such Notice of Dismissal in the Massachusetts Superior Court in and for Suffolk County in Civil Action No. 03-3585-BLS. Counsel for the Parties shall execute a Stipulation of Dismissal of Claims With Prejudice, without costs or attorneys' fees, in the form attached as Exhibit B hereto (the "Stipulation of Dismissal"), and file such Stipulation of Dismissal in the United States District Court for the District of Massachusetts in Civil Action No. 03-10179-EFH. Counsel for the Parties shall execute a Stipulation of Waiver of Appeal in the form attached as Exhibit C hereto (the "Stipulation of Waiver of Appeal"), and file such Stipulation of Waiver of Appeal in the Massachusetts Superior Court in and for Suffolk County in Civil Action Nos. 03-0547-BLS, 03-0554-BLS and 03-2287-BLS. Central Bancorp will fax and mail to counsel for PL Capital, Phillip M. Goldberg, file-stamped copies of the Notice of Dismissal, Stipulation of Dismissal and Stipulation of Waiver of Appeal upon filing.

     12. Bylaw and Rights Plan.

     Effective upon the execution of this Agreement, the board of directors of Central Bancorp shall rescind the amendment to the Central Bancorp By-laws adopted July 24, 2003 and shall exempt the PL Capital Parties from Amendment No. 3 to the Central Bancorp Shareholder Rights Agreement adopted July 24, 2003.

CUSIP No. 152418109                                          Page 26 of 36 Pages

     13. Other Consideration.

     In consideration of the Standstill, the Right of First Refusal and other promises and undertakings herein by PL Capital, Central Bancorp shall pay to PL Capital $400,000 in immediately available funds upon the execution of this Agreement.

     14. Authority.

     Each of the Parties which is a corporation or other legal entity and each individual Party executing this Agreement on behalf of a corporation or other legal entity, represents and warrants that: (a) such corporation or other legal entity is duly organized, validly authorized and in good standing, and possesses full power and authority to enter into and perform the terms of this Agreement;
(b) the execution and delivery, and performance of the terms of this Agreement have been duly and validly authorized by all requisite acts and consents of the company or other legal entity and do not contravene the terms of any other obligation to which the corporation or other legal entity is subject; and (c) this Agreement constitutes a legal, binding and valid obligation of each such entity, enforceable in accordance with its terms.

     15. Amendment in Writing.

     This Agreement and each of its terms may only be amended, waived, supplemented or modified in a writing signed by the signatories hereto or their respective clients.

     16. Governing Law/Venue/Jurisdiction.

     This Agreement, and the rights and liabilities of the Parties hereto, shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to conflict of law provisions. The venue and jurisdiction for adjudication of any and all disputes between the Parties to this Agreement shall be in the Business Litigation Session of the Massachusetts Superior Court in and for Suffolk County, or in the ordinary session of that Court if the Business Litigation Session is discontinued.

     17. Counterparts.

     This Agreement may be executed in counterparts, each of which shall be considered to be an original or true copy of this Agreement. Faxed signatures shall be presumed valid.

     18. Nonwaiver.

     The failure of any one of the Parties to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive the Parties of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

CUSIP No. 152418109                                          Page 27 of 36 Pages

     19. Non-Assignment.

     The Parties represent and warrant that they are the sole owners of the claims released by Paragraphs 9 and 10 hereof, respectively, that they are relinquishing such claims by executing this Agreement, and that no other person or entity has any interest in those claims.

     20. Documents Exchanged in Connection With the Litigation.

     Copies of documents exchanged in the Litigation which were generated by one party but which are in the possession of another party may be retained but used only in relation to Central Bancorp and not for any other subject matter.

     21. Disclosure of this Agreement.

     The parties contemplate that PL Capital will file a Schedule 13D amendment attaching this Agreement, that Central Bancorp will file a Form 8-K attaching this Agreement and that there will be no other public comments (except as required by applicable SEC regulations) by the Parties regarding this Agreement other than a press release by Central Bancorp stating in substance that the matter was settled, factually summarizing this Agreement and referring to the Form 8-K filing.

     22. Entire Agreement.

     This Agreement constitutes the full, complete and entire understanding, agreement and arrangement of and between the Parties with respect to the subject matter hereof and supersedes any and all prior oral and written understandings, agreements and arrangements between them. There are no other agreements, covenants, promises or arrangements between the Parties other than those set forth in this Agreement (including the attachments hereto).

     23. Notice.

     All notices and other communications which are required or permitted hereunder shall be in writing, and sufficient if by same-day hand delivery (including delivery by courier) or sent by fax, addressed as follows:


    If to the Central Bancorp Parties:  John D. Doherty, President
                                        Central Bancorp, Inc.
                                        399 Highland Avenue
                                        Somerville, Massachusetts  02144
                                        Fax:  (617) 629-4247

                       With a copy to:  Thomas J. Dougherty
                                        Skadden, Arps, Slate, Meagher & Flom LLP
                                        One Beacon Street
                                        Boston, Massachusetts  02108
                                        Fax:  (617) 573-4822

CUSIP No. 152418109                                          Page 28 of 36 Pages


         If to the PL Capital Parties:  John W. Palmer
                                        PL Capital, LLC
                                        20 East Jefferson Avenue
                                        Suite 22
                                        Naperville, Illinois  60540
                                        Fax:  (630) 848-1342

                       With a copy to:  Phillip M. Goldberg
                                        Foley & Lardner
                                        321 North Clark Street
                                        Suite 2100
                                        Chicago, Illinois  60610
                                        Fax:  (312) 832-4700

CUSIP No. 152418109                                          Page 29 of 36 Pages

     IN WITNESS WHEREOF, the Parties hereto have each executed this Agreement on the date set forth below.


DATED:  August __, 2003

For: PL CAPITAL, LLC                       For:  CENTRAL BANCORP, INC.
     FINANCIAL EDGE FUND, L.P.
     FINANCIAL-EDGE STRATEGIC FUND, L.P.
     GOODBODY/PL CAPITAL, L.P.
     GOODBODY/PL CAPITAL, LLC                    ------------------------------
                                           By:   John D. Doherty, President


     ---------------------------------
By:  Richard Lashley, Managing Member      For:  CENTRAL COOPERATIVE BANK



     ---------------------------------           -------------------------------
By:  John W. Palmer, Managing Member       By:   John D. Doherty, President



For: RICHARD LASHLEY                       For:  THE ESTATE OF GARRETT GOODBODY


     ---------------------------------           -------------------------------
     Richard Lashley                       Name: -------------------------------
                                           Title:-------------------------------


For: JOHN W. PALMER                        For:  NANCY D. NERI


     ---------------------------------           -------------------------------
     John W. Palmer                              Nancy D. Neri


For: RICHARD J. FATES                      For:  GREGORY W. BOULOS


     ---------------------------------           -------------------------------
     Richard J. Fates                            Gregory W. Boulos

CUSIP No. 152418109                                          Page 30 of 36 Pages

For: PAUL E. BULMAN                        For:  MARAT E. SANTINI


     ---------------------------------           -------------------------------
     Paul E. Bulman                              Marat E. Santini



For: JOHN D. DOHERTY                       For:  JOHN F. GILGUN, JR.


     ---------------------------------           -------------------------------
     John D. Doherty                             John F. Gilgun, Jr.



For: JOSEPH R. DOHERTY                     For:  THE JOSEPH R. DOHERTY FAMILY
                                                  LIMITED PARTNERSHIP, L.P.

     ---------------------------------
     Joseph R. Doherty                           -------------------------------
                                           By:   Joseph R. Doherty, General
                                                 Partner


For: TERENCE D. KENNEY
                                           For:  THE CENTRAL COOPERATIVE BANK
                                                   EMPLOYEE STOCK OWNERSHIP
     ---------------------------------             PLAN TRUST
     Terence D. Kenney

                                                 -------------------------------
                                           By:   Gregory W. Boulos, Trustee
For: JAMES F. LINNEHAN

                                                 -------------------------------
     ---------------------------------     By:   Terence D. Kenney, Trustee
     James F. Linnehan

CUSIP No. 152418109                                          Page 31 of 36 Pages

                                                                       EXHIBIT A
                                                                  (to Agreement)


                          COMMONWEALTH OF MASSACHUSETTS


SUFFOLK, SS.                                                      SUPERIOR COURT
                                                     BUSINESS LITIGATION SESSION



----------------------------------------------------------x
CENTRAL BANCORP, INC., NANCY D. NERI,                     :
GREGORY W. BOULOS, PAUL E. BULMAN
and JAMES F. LINNEHAN,                                    :

                                        Plaintiffs,       :         Civil Action
                                                                 No. 03-3585-BLS
                                            v. : Judge van Gestel

PL CAPITAL, LLC and RICHARD LASHLEY,                      :

                                        Defendants.       :
----------------------------------------------------------x




                  NOTICE OF VOLUNTARY DISMISSAL WITH PREJUDICE
                  --------------------------------------------

     Pursuant to Rule 41(a)(1)(i) of the Massachusetts Rules of Civil Procedure, plaintiffs Central Bancorp, Inc., Nancy D. Neri, Gregory W. Boulos, Paul E. Bulman and James F. Linenehan ("Plaintiffs") hereby give notice that this action is dismissed with prejudice as against defendants PL Capital, LLC and Richard Lashley ("Defendants"), and with Plaintiffs and Defendants to bear their respective costs and attorneys' fees. Plaintiffs state that Defendants have not served an answer or motion for summary judgment in this action.

CUSIP No. 152418109                                          Page 32 of 36 Pages

DATED:   August __, 2003
         Boston, Massachusetts

                                  Respectfully submitted,



                                  ------------------------------------------
                                  Thomas J. Dougherty  (BBO #132300)
                                  Kurt Wm. Hemr  (BBO #638742)
                                  Wystan M. Ackerman  (BBO #651086)
                                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
                                  One Beacon Street
                                  Boston, Massachusetts  02108
                                  (617) 573-4800

                                  Counsel for Plaintiffs Central Bancorp, Inc., Nancy D. Neri, Gregory W. Boulos,
                                  Paul E. Bulman and James F. Linnehan



                             Certificate of Service
                             ----------------------


     I, WYSTAN M. ACKERMAN, hereby certify that, on August __, 2003, I caused a true copy of the foregoing Notice of Voluntary Dismissal With Prejudice to be served as indicated on the attached service list.


DATED:  August __, 2003



                                      ------------------------------------------
                                      Wystan M. Ackerman

CUSIP No. 152418109                                          Page 33 of 36 Pages

                                                                       EXHIBIT B
                                                                  (to Agreement)


                          UNITED STATES DISTRICT COURT
                            DISTRICT OF MASSACHUSETTS


-----------------------------------------------------------x
CENTRAL BANCORP, INC., NANCY D. NERI,                      :
GREGORY W. BOULOS, PAUL E. BULMAN,
JOHN D. DOHERTY, JOSEPH R. DOHERTY                         :
and TERENCE D. KENNEY,
                                                           :
                                        Plaintiffs,
                                                           :        Civil Action
                                             v.                 No. 03-10179-EFH
                                                           :
PL CAPITAL, LLC, RICHARD LASHLEY,
LAWRENCE B. SEIDMAN, GARRETT GOODBODY,                     :
RICHARD J. FATES, et al.,
                                                           :
                                        Defendants.
-----------------------------------------------------------x



                     STIPULATION OF DISMISSAL WITH PREJUDICE
                     ---------------------------------------

     Pursuant to Rule 41(a)(1)(ii) of the Federal Rules of Civil Procedure, it is hereby stipulated and agreed by and between plaintiffs Central Bancorp, Inc., Nancy D. Neri, Gregory W. Boulos, Paul E. Bulman, John D. Doherty, Joseph R. Doherty and Terence D. Kenney; defendants PL Capital, LLC, Richard Lashley, Lawrence B. Seidman, Garrett Goodbody, Richard J. Fates, Financial Edge Fund, L.P., Financial-Edge Strategic Fund, L.P., Goodbody/PL Capital, L.P., Goodbody/PL Capital, LLC, John W. Palmer, Seidman and Associates, L.L.C., Seidman Investment Partnership, L.P., Seidman Investment Partnership II, L.P., Federal Holdings L.L.C., Pollack Investment Partnership, L.P., Kerrimatt, L.P., Dennis Pollack and Robert Williamson; and third-party defendants Central Cooperative Bank

CUSIP No. 152418109                                          Page 34 of 36 Pages

Employee Stock Ownership Plan Trust and Joseph R. Doherty
Family Limited Partnership, L.P. that this action and all claims, counterclaims and third-party claims are dismissed with prejudice, with each party to bear their own costs and attorneys' fees.

DATED:        August __, 2003
              Boston, Massachusetts


                                  Respectfully submitted,





----------------------------------------       ------------------------------------
Thomas J. Dougherty  (BBO #132300)             Victor H. Polk, Jr.  (BBO #546009)
James R. Carroll  (BBO #554426)                Ian A. McKenny  (BBO #643799)
Wystan M. Ackerman  (BBO #651086)              BINGHAM MCCUTCHEN LLP
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP       150 Federal Street
One Beacon Street                              Boston, Massachusetts  02110
Boston, Massachusetts  02108                   (617) 951-8000
(617) 573-4800
                                               Counsel for Defendants PL Capital, LLC,
Counsel for Plaintiffs Central Bancorp, Inc.,  Richard Lashley, Garrett Goodbody,
Nancy D. Neri, Gregory W. Boulos and           Richard J. Fates, Financial Edge Fund, L.P.,
Paul E. Bulman and Third-Party Defendant       Financial-Edge Strategic Fund, L.P., Goodbody/PL
Central Cooperative Bank Employee Stock        Capital, L.P.,Goodbody/PL Capital, LLC and
Ownership Plan Trust                           John W. Palmer


----------------------------------------       ------------------------------------
Jeffrey B. Rudman  (BBO #433380)               Allen C.B. Horsley  (BBO #240440)
Andrea J. Robinson  (BBO #556337)              LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.
Jonathan A. Shapiro  (BBO #567838)             260 Franklin Street
HALE AND DORR LLP                              Boston, Massachusetts  02110
60 State Street                                (617) 439-9500
Boston, Massachusetts  02108
(617) 526-6000                                 Counsel for Defendants Lawrence B. Seidman,
                                               Seidman and Associates, L.L.C.,
Counsel for Plaintiffs John D. Doherty,        Seidman Investment Partnership, L.P.,
Joseph R. Doherty and Terence D. Kenney        Seidman Investment Partnership II, L.P.,
and Third-Party Defendant Joseph R. Doherty    Federal Holdings L.L.C., Pollack Investment
Family Limited Partnership, L.P.               Partnership, L.P., Kerrimatt, L.P.,
                                               Dennis Pollack and Robert Williamson

CUSIP No. 152418109                                          Page 35 of 36 Pages


                                                                       EXHIBIT C
                                                                  (to Agreement)


                          COMMONWEALTH OF MASSACHUSETTS


SUFFOLK, ss.                                                      SUPERIOR COURT
                                                     BUSINESS LITIGATION SESSION

------------------------------------------------------x
LAWRENCE B. SEIDMAN, et al.,                          :

                                    Plaintiffs,       :
                                                                    Civil Action
                    v.                                :          No. 03-0547-BLS
                                                                Judge van Gestel
CENTRAL BANCORP, INC., et al.,                        :

                                    Defendants.       :
------------------------------------------------------x
PL CAPITAL, LLC, et al.,                              :

                                    Plaintiffs,       :
                                                                    Civil Action
                    v.                                :          No. 03-0547-BLS
                                                                Judge van Gestel
CENTRAL BANCORP, INC., et al.,                        :

                                    Defendants.       :
------------------------------------------------------x
CENTRAL BANCORP, INC., et al.,                        :

                                    Plaintiffs,       :
                                                                    Civil Action
                    v.                                :          No. 03-0547-BLS
                                                                Judge van Gestel
PL CAPITAL, LLC., et al.,                             :

                                    Defendants.       :
------------------------------------------------------x


                         STIPULATION OF WAIVER OF APPEAL
                         -------------------------------

     Pursuant to Rules 3 and 4 of the Massachusetts Rules of Appellate Procedure, it is hereby stipulated and agreed by and between all parties to the above-captioned actions that no

CUSIP No. 152418109                                          Page 36 of 36 Pages

party shall appeal the judgment of this Court entered on July 3, 2003, and that all parties absolutely and irrevocably waive any right to appeal that judgment. All parties shall bear their respective costs and attorneys' fees.

DATED:  August __, 2003
        Boston, Massachusetts


                                  Respectfully submitted,



----------------------------------------       ------------------------------------
Thomas J. Dougherty  (BBO #132300)             Victor H. Polk, Jr.  (BBO #546009)
James R. Carroll  (BBO #554426)                Ian A. McKenny  (BBO #643799)
Wystan M. Ackerman  (BBO #651086)              BINGHAM MCCUTCHEN LLP
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP       150 Federal Street
One Beacon Street                              Boston, Massachusetts  02110
Boston, Massachusetts  02108                   (617) 951-8000
(617) 573-4800
                                               Counsel for PL Capital, LLC, Richard Lashley,
Counsel for Central Bancorp., Inc.,            John W. Palmer, Garrett Goodbody,
Nancy D. Neri, Gregory W. Boulos,              Richard J. Fates, Financial Edge Fund, L.P.,
Paul E. Bulman and John G. Quinn               Financial-Edge Strategic Fund, L.P., Goodbody/PL
                                               Capital, L.P. and Goodbody/PL Capital, LLC


                                               ------------------------------------
----------------------------------------       Allen C.B. Horsley  (BBO #240440)
Jeffrey B. Rudman  (BBO #433380)               LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.
Andrea J. Robinson  (BBO #556337)              260 Franklin Street
Jonathan A. Shapiro  (BBO #567838)             Boston, Massachusetts  02110
HALE AND DORR LLP                              (617) 439-9500
60 State Street
Boston, Massachusetts  02108                   Counsel for Lawrence B. Seidman,
(617) 526-6000                                 Seidman and Associates, L.L.C.,
                                               Seidman Investment Partnership, L.P.,
Counsel for John D. Doherty,                   Seidman Investment Partnership II, L.P.,
Joseph R. Doherty and Terence D. Kenney        Federal Holdings L.L.C., Pollack Investment Partnership,
                                               L.P., Kerrimatt, L.P., Dennis Pollack and Robert
                                               Williamson